SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
____________
SCHEDULE 13G
(Rule 13d‑102)

PHILLIPS 66 PARTNERS LP

(Name of Issuer)

COMMON UNITS REPRESENTING LIMITED PARTNER INTERESTS

(Title of Class of Securities)

718549 207
(CUSIP Number)

DECEMBER 31, 2013

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 718549 207    SCHEDULE 13G

1		NAMES OF REPORTING PERSONS PHILLIPS 66
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 51,545,474(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 51,545,474(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,545,474(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.2%(2)
12		TYPE OF REPORTING PERSON (see instructions) CO

(1)    Includes 16,328,362 common units representing limited partner interests ("Common Units") and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units") in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company. See Item 4.
(2)    Based upon information provided by the Issuer reflecting 35,217,112 Common Units and 35,217,112 Subordinated Units outstanding as of December 31, 2013.

CUSIP No.: 718549 207    SCHEDULE 13G

1		NAMES OF REPORTING PERSONS PHILLIPS 66 COMPANY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)	(a) ☒ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 51,545,474(1)
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 51,545,474(1)
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 51,545,474(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 73.2%(2)
12		TYPE OF REPORTING PERSON (see instructions) CO

(1)    Includes 16,328,362 common units representing limited partner interests ("Common Units") and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units") in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company. Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company. See Item 4.
(2)    Based upon information provided by the Issuer reflecting 35,217,112 Common Units and 35,217,112 Subordinated Units outstanding as of December 31, 2013.

CUSIP No.: 718549 207    SCHEDULE 13G

Item 1(a).    Name of Issuer: Phillips 66 Partners LP

Item 1(b).    Address of Issuer’s Principal Executive Offices:
3010 Briarpark Drive
        Houston, Texas 77042

Item 2(a).    Name of Person(s) Filing:
Phillips 66 ("PSX")
Phillips 66 Company ("P66 Company")

Item 2(b).    Address of Principal Business Office or, if none, Residence:
Principal business office for PSX and P66 Company:

3010 Briarpark Drive
Houston, Texas 77042

Item 2(c).    Citizenship:
PSX                Delaware
P66 Company            Delaware

Item 2(d).    Title of Class of Securities:
Common units representing limited partner interests and subordinated units representing limited partner interests in the Issuer

Item 2(e).    CUSIP Number: 718549 207

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

CUSIP No.: 718549 207    SCHEDULE 13G

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 78c).
(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);
(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with § 13d-1(b)(1)(ii)(K).

If filing as a non‑U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: _______________
Item 4.        Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

		PSX	P66 Company
(a)	Amount beneficially owned:	51,545,474(1)	51,545,474(1)
(b)	Percent of class:	73.2%(2)	73.2%(2)
(c)	Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote:
	(ii) Shared power to vote or to direct the vote:	51,545,474(1)	51,545,474(1)
(iii) Sole power to dispose or to direct the disposition of:
	(iv) Shared power to dispose or to direct the disposition of:	51,545,474(1)	51,545,474(1)

(1)    Includes 16,328,362 common units representing limited partner interests ("Common Units") and 35,217,112 subordinated units representing limited partner interests ("Subordinated Units") in the Issuer held directly by Phillips 66 Company ("P66 Company"). Phillips 66 ("PSX") owns all of the common stock of P66 Company.

CUSIP No.: 718549 207    SCHEDULE 13G

Accordingly, PSX may be deemed to indirectly beneficially own the Common Units and Subordinated Units held by P66 Company. The Subordinated Units may be converted into Common Units on a one-for-one basis after expiration of the subordination period (as defined in the Issuer's First Amended and Restated Agreement of Limited Partnership (the "Partnership Agreement"), which is incorporated by reference herein), and other circumstances as noted in the Partnership Agreement. As such Subordinated Units were acquired in connection with transactions having the effect of changing or influencing the control of the Issuer, such Subordinated Units are considered converted for purposes of the calculations of the amounts noted under Rule 13d-3(d)(1)(i) of the Securities Exchange Act of 1934, as amended.
(2)    Based upon information provided by the Issuer reflecting 35,217,112 Common Units and 35,217,112 Subordinated Units outstanding as of December 31, 2013.
Item 5.        Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐ Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not applicable.
Item 8.        Identification and Classification of Members of the Group: Not applicable.
Item 9.        Notice of Dissolution of Group: Not applicable.
Item 10.    Certification: Not applicable.

CUSIP No.: 718549 207    SCHEDULE 13G

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Phillips 66
a Delaware corporation

Dated: January 31, 2014	By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Phillips 66 Company
a Delaware corporation

Dated: January 31, 2014	By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

CUSIP No.: 718549 207    SCHEDULE 13G

JOINT FILING AGREEMENT
In accordance with Rule 13(d)-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with each other of the attached statement on Schedule 13G and to all amendments to such statement.
IN WITNESS WHEREOF, the undersigned hereby executed this Agreement as of January 31, 2014.

Phillips 66
a Delaware corporation

By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary

Phillips 66 Company
a Delaware corporation

By:	/s/ Paula A. Johnson
Paula A. Johnson Executive Vice President, Legal, General Counsel and Corporate Secretary